As filed with the Securities and Exchange Commission on June 3, 1997

                    Commission File No: 1-10207



                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549



             Application For Withdrawal From Listing
            of Securities Pursuant to Section 12(d) of
                  the Securities Act of 1934 and
                          Rule 12d2-2(d)



                       ALARIS Medical, Inc.



    Delaware                                                       13-3492624
(State of Incorporation or Organization)           (I.R.S. Employer I.D. No.)



                    10221 Wateridge Circle, San Diego CA 92121
                    (Address of Principal Executive Offices)       (Zip Code)



                                                      Securities to be Withdrawn
                                         Pursuant to Section 12(d) of the Act:


Title of each class                                Name of Exchange on which
to be withdrawn                                    class is to be withdrawn
Common Stock                                       American Stock Exchange
$.01 par value per share

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ALARIS Medical, Inc., a Delaware corporation (the "Company"), hereby makes application pursuant to Section 12(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 12d-2(d) promulgated thereunder to withdraw its common stock, $.01 par value (the "Common Stock"), from listing and registration on the American Stock Exchange. At the present time, the Company has 75,000,000 shares $.01 par value, of Common Stock authorized for listing on the American Stock Exchange (CUSIP No.: 011637 10 5).

The Board of Directors of the Company (the "Committee") unanimously approved resolutions on February 27, 1997 to withdraw the Company's Common Stock from listing on the American Stock Exchange ("AMEX") and, instead, list such Common Stock on the National Association of Securities Dealers Automated Quotations National Market System ("Nasdaq/NMS"). The listing of the Common Stock on the Nasdaq/NMS will be more beneficial to its stockholders than the present listing on the American Stock Exchange because since the November 1996 acquisition of IVAC Medical Systems, Inc. and its merger with the Company's wholly-owned subsidiary IMED Corporation, the Company has embarked on a new strategic direction. The Company desires to be perceived as a high tech, high growth stock and it believes that the Nasdaq/NMS provides a more compatible marketplace to achieve such goals and thereby increase stockholder value.

The Company has complied with the rules of AMEX by notifying the AMEX of its intention to withdraw its Common Stock from listing on the Exchange by letter
dated May 27, 1997.   A copy of the letter is attached hereto.  AMEX replied
by letter dated June 3, 1997, a copy of which is attached hereto, advising that while they disagreed with the reasons advanced in support of the decision to delist, AMEX would not interpose any objection to such action, nor require the Company to send common stockholders any statement with respect thereto. By reason of Section 12(h) of the Exchange Act and the rules and regulations thereunder, the Company shall continue to be obligated to file reports under Section 13 of the Exchange Act with the Securities and Exchange Commission.

The Company hereby requests that the Commission's order granting this application be effective June 10, 1997. In consideration of the above, the Company hereby requests that the Commission issues an order in accordance with Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(d) promulgated thereunder, permitting the Company to withdraw its shares of Common Stock from listing on the American Stock Exchange.

Dated:  June 3, 1997

                                    By: /s/ William J. Mercer
                                    William J. Mercer, President
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